Exhibit 107

Calculation of Filing Fee Table

SCHEDULE TO-T

(Rule 14d-100)

Marinus Pharmaceuticals, Inc.

(Name of Subject Company - Issuer)

Matador Subsidiary, Inc.,

a wholly owned subsidiary of

Immedica Pharma AB

(Names of Filing Persons - Offerors)

Table 1: Transaction Valuation

	Transaction Value		Fee Rate	Amount of Filing Fee
Fees to Be Paid	$31,486,232.99	(1)	0.00015310	$4,820.54	(2)
Fees Previously Paid				$0.00
Total Transaction Valuation	$31,486,232.99	(1)
Total Fees Due for Filing				$4,820.54
Total Fees Previously Paid				$0.00
Total Fee Offsets				—
Net Fee Due				$4,820.54

(1)	Estimated solely for purposes of calculating the filing fee. The transaction valuation was calculated by adding (a) the product of (i) $0.536 (the “Offer Price”), which is the average of the high and low prices of Marinus Pharmaceuticals, Inc. (“MRNS”) common stock, par value $0.001 per share (each such share, a “Share”), reported by the Nasdaq Global Market on January 6, 2025, and (ii) 55,218,486 Shares issued and outstanding, (b) the product of (i) 1,419,222 Shares issuable pursuant to outstanding restricted stock units and (ii) the Offer Price, and (c) the product of (i) 2,105,264 Shares issuable upon the exercise of outstanding pre-funded warrants and (ii) the Offer Price. There were no outstanding stock options to purchase Shares that have an exercise price less than the Offer Price. The calculation of the filing fee is based on information provided by MRNS as of January 7, 2023.

(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory for Fiscal Year 2025, effective October 1, 2024, by multiplying the transaction value by 0.00015310.